September 26, 2022

VIA EDGAR CORRESPONDENCE

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ProShares Trust II Pool ID #57119
ProShares UltraShort Gold Pool ID #44236
ProShares UltraShort Silver Pool ID #44237
ProShares UltraShort Euro Pool ID #44243
ProShares UltraShort Yen Pool ID #44244
ProShares Ultra Euro Pool ID #44245
ProShares Ultra Yen Pool ID #44246
ProShares VIX Mid-Term Futures ETF Pool ID #51851
ProShares Ultra Bloomberg Natural Gas Pool ID #57032
ProShares UltraShort Bloomberg Natural Gas Pool ID #57033

We are writing to respond to the comments contained in your letter to us dated September 20, 2022, relating to Pre-Effective Amendment No. 1 to Post-Effective Amendment No. 1 to the Form S-1 for the above referenced commodity pools (the “Pools”), which was filed with the Securities and Exchange Commission on September 9, 2022.

For ease of reference, your comments have been restated before our response. Capitalized terms not otherwise defined have the same meanings as those in the Post-Effective Amendment.

1.

Comment: Refer to Comment 1 [from the Staff’s July 8, 2022 letter] and your response and revised disclosures. Please further revise to highlight, as disclosed in your corresponding risk factor, that natural gas futures and gold and silver futures are in contango and quantify pricing changes such as those disclosed in the risk factor that first quarter 2022 natural gas prices in the EU rose 50% and prices in the U.S. rose approximately 30%; and the price of the May 2022 natural gas futures increased 21.2%. Also revise to quantify the relative contribution of Russia and Ukraine in the global markets for natural gas and quantify any volatility in trading volume for natural gas, gold and silver futures and in your shares as of the most recent practicable date or advise. Please also list the related risk factor in your Risk Factor Summary.

Response: The Trust has revised the prospectus disclosure in response to the Staff’s comment. These revisions supersede / replace certain previous disclosure.

*                *                 *                *                *

We hope that these responses and the revised disclosure adequately address your comments. If you have any further comments or questions, please contact me as soon as practicable. Thank you for your time and attention to this.

Very truly yours,

/s/ Robert Borzone

ProShare Capital Management LLC

Senior Director, Counsel